TRILLER GROUP INC.

7119 West Sunset Boulevard, Suite 782

Los Angeles, CA 94006

Via Edgar

November 22, 2024

Division of Corporation Finance

Office of Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Triller Group Inc., f/k/a AGBA Group Holding Limited (the “Company”)

Preliminary Merger Proxy on Schedule 14A

Filed June 12, 2024

File No. 001-38909

Dear SEC Officers:

We hereby provide our response to the comments issued in a letter dated October 25, 2024 (the “Staff’s Letter”) regarding the Company’s Preliminary Merger Proxy on Schedule 14A.

In order to facilitate the review by the Commission’s staff (the “Staff”), we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraph set forth below responds to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

General

1.	We note that your letter dated September 3, 2024 did not address our prior comment 1. As foreign private issuer status is not necessarily relevant to the availability of an exemption, please provide the requested Section 4(a)(2) analysis. In this regard, we note it appears the merger requires you to issue securities to United States residents. As part of your analysis, please provide the number and nature of Triller shareholders and further explain their sophisticated and accredited status. We also note the multiple classes of common and preferred stock and the May 21, 2024 statement by AGBA that the AGBA/Triller merger was approved on April 16, 2024 "by written consent of stockholders holding over 63% of Triller’s voting common stock." Please clarify in your Section 4(a)(2) analysis the timeline of the corporate actions required for the merger.

Response:

Exempt Transaction

The Company qualified as a foreign private issuer, and it converted into a foreign private issuer on September 3, 2024. The Company solicited the approval of its shareholders using a proxy statement filed on a Form 6-K.

The Company also concluded that the merger transaction qualifies as an exempt non-public offering under Rule 506 of SEC Regulation D or, alternatively, under Section 4(2) of the Securities Act of 1933.

Prior to the closing of the merger transaction, the equity shares of Triller Corp. were comprised of Series A Common Stock, Series B Common Stock and Series A-1 Preferred Stock (the holders of such stock are referred to collectively as the “Stockholders”).

Triller Corp.’s documentation shows that the Stockholders were comprised of the following:

Type	Number	Comments
Total Stockholders	405
Non-US Stockholders	123	Exempt under Regulation S
Total US Stockholders	282
Total US Accredited Investor Stockholders	258	Per Triller Corp. documentation
Total US Non-Accredited Investor Stockholders	24	Under the 35 non-accredited investor Regulation D limitation

The Company delivered a Private Placement Memorandum (the “PPM”) and supplement thereto (the “Supplement”) to the Stockholders prior to the approval by the Stockholders of the merger transaction as set forth in the final amended merger agreement.

Attached to the PPM were (a) the final September 3, 2024 Company proxy statement and (b) recent publicly filed SEC reports of the Company. The proxy statement and attachments thereto contained detailed information about both parties to the merger, including information as to their respective businesses, risk factors, and financial information including audited annual financial statements and interim financial statements, as well as pro forma combined financial information.

The offering was directed solely to the stockholders of Triller in existence prior to the closing of the merger transaction, and not to any other persons. No general solicitation or advertising has taken place at any time.

Furthermore, all shares Company common stock that was issued to the Stockholders were, at the time of issuance, subject to restrictions on transfer; such shares were to be held for investment purposes only and not for the purposes of resale.

The Company filed a Form D with the SEC on October 30, 2024, and an amended Form D on November 22, 2024.

Classes of Stock

As to the Staff’s comment regarding the multiple classes of stock, the Company respectfully informs the Staff that Triller Corp. completed an internal reorganization that was contemplated in the original merger agreement dated April 16, 2024.

As a result of this reorganization, Triller Corp converted from a limited liability company to a subchapter C corporation. In addition, its equity capitalization was streamlined to comprise Series A Common Stock, Series B Common Stock and Series A-1 Preferred Stock (collectively, “Stock”). Each share of Stock received identical consideration upon the closing of the merger transaction.

Triller Stockholder Approval of the Merger on April 16, 2024

As to the Staff’s comment regarding the April 16, 2024 Triller stockholder approval of the merger, the Company respectfully informs the Staff that the April 16, 2024 merger agreement was amended on August 30, 2024 and again on October 10, 2024, each time in a significantly substantive manner; therefore the definitive merger agreement required the approval of the Stockholders under applicable Delaware corporate law. The PPM and Supplement were provided to the Stockholders prior to October 10, 2024, which is the date that the holders of Triller Corp.’s Series B Common Stock, who together held 66.9% of the aggregate voting power of Triller Corp., approved the merger transaction and the definitive merger agreement by written consent.

Please direct any questions or comments regarding this correspondence to our outside counsel, Ted Paraskevas of Loeb & Loeb LLP, at tparaskevas@loeb.com or +1 (917) 974-3190 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Ng Wing Fai
Triller Group Inc.
Group Chief Executive Officer

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